American Commerce Solutions, Inc.

1400 Chamber Drive

Bartow, Florida 33830

863-533-0326

February 19, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

RE: American Commerce Solutions, Inc.

Form 10-K for the Year Ended February 29, 2012

Filed May 25, 2012

File No. 033-98682

Dear Mr. Brian Cascio, Mr. Martin James and Ms. Julie Sherman:

We have reviewed your comments. We are in the process of filing amendments to the prior filings in order to correct improperly reported information..

After reviewing the information below, please advise if you have additional comments.

Form 10-K for the Year Ended February 29, 2012

Item 9A. Controls and Procedures, page 15

SEC COMMENTS:

1.	We note your disclosure that management concluded that your disclosure controls and procedures as well as your internal control over financial reporting were not effective as of February 29, 2012. However, we also note your discussion under the heading Limitations on the Effectiveness of Controls that management concluded that your disclosure controls and procedures were sufficiently effective to provide reasonable assurance that the objectives of your disclosure control system were met. Please amend your filing to provide a single, consistent conclusion regarding your disclosure controls and procedures. Please also amend your fiscal 2012 Forms 10-Q to address this comment.

2.	In the amended filings, please disclose the material weaknesses you identified in concluding that your internal control over financial reporting was not effective. We refer you to Item 308(a)(3) of Regulation S-K.

OUR RESPONSE:

Item 9A. Controls and Procedures

We have addressed this comment by providing a single and consistent conclusion regarding our disclosure controls and procedures in Item 9A in accordance with Item 308 (a) (3) of Regulation S-K. We are amending our 2012 Annual Form-10-K and Forms 10-Q accordingly to be Edgarized when completed on or before February 26, 2013. Future filings will reflect this language.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

The company acknowledges that the CFO and CEO are fully apprised of all facts related to the company’s disclosure and that the company, through these officers is responsible for the adequacy and accuracy of the disclosure in the filings. We acknowledge that neither staff comments nor changes those comments might evoke do not prevent the Commission from taking action with respect to the filings.

The company will not assert ‘staff comments’ as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions or comments please direct them to my attention at (813)-244-9843 or my email address at danshirlh@msn.com.

Sincerely,
/s/ Daniel L. Hefner
Daniel L. Hefner Chief Executive Officer